January 7, 2022

VIA EDGAR SUBMISSION

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Megan Akst, Senior Staff Accountant

Re:	Ribbon Communications Inc. Form 10-K for Fiscal Year Ended December 31, 2020 Filed February 26, 2021 File No. 001-38267

Dear Ms. Akst:

On behalf of Ribbon Communications Inc. (the “Company”), we submit this letter in response to the comment provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 17, 2021 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the year ended December 31, 2020, filed by the Company.

Form 10-K for the Fiscal Year Ended December 31, 2020

Consolidated Statements of Operations, page 62

1.	We note that your response to prior comment 2. Companies that generate revenue through the use of developed technology should include amortization of such amounts in the cost of goods sold by analogy to ASC 985-20-45-1. While software companies may elect to exclude amortization and depreciation from cost of revenue on the face of the income statement by reference to SAB Topic 11.b, they must also remove the measure of gross profit from the financial statements to avoid placing undue emphasis on cash flow. As such, your presentation of gross profit exclusive of amortization on the income statement is a non GAAP measure and should be removed from the face of your income statement, the selected financial data and quarterly results. In addition, as it relates to presentation of this non-GAAP measure in MD&A, please reconcile this measure to the most directly comparable GAAP measure of gross profit, including amortization and depreciation, and include a balanced discussion of gross profit on a GAAP basis. Also, revise your disclosures to explain how you use this measure and why you believe the measure is useful to investors. Refer to Item 10(e)(i)(1)(A) and (B) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs. In your response please provide a draft of the revised disclosures.

RESPONSE

The Company respectfully acknowledges the Staff’s comment, and will report in future filings gross profit, including amortization in Cost of revenue, in its consolidated financial statements of operations. Specifically, the Company will include in future filings amortization of its acquired developed technology, which will be reported as “Amortization of acquired technology” as a separate line within its Cost of revenue by analogy to ASC 985-20-45-1.

In addition to acquired developed technology, the Company has also recorded customer relationship and trade name acquired intangible assets in connection with its business combinations. Customer relationship intangible assets primarily relate to the sales and marketing of the Company’s products and services. These intangible assets represent contractual relationships with customers of the Company’s acquired businesses, which also include customer contact information, sales history and customer loyalty. Trade name intangible assets represent the name recognition value associated with acquired businesses. The Company believes that both its customer relationship and trade name acquired intangible assets are integral to its sales strategy and sales processes and, as such, are critical to the future success of the Company’s sales team. Accordingly, in future filings, the Company will continue to report amortization of its customer relationship and trade name acquired intangible assets separately within Operating expenses as “Amortization of acquired intangible assets.”

In the Company’s MD&A in future filings, the Company intends to present the components of gross profit separately (similar to the statement of operations presentation included herein) and will present and discuss changes in total gross margin on both a consolidated and a segment basis, including the impact of amortization of acquired technology on total gross margin. The Company already discusses each component of operating expenses separately in MD&A and, accordingly, does not expect to make any changes to its current MD&A discussion of operating expenses and its components.

The Company has included a draft statement of operations for the years ended December 31, 2020 and 2019 showing this revised disclosure that will be presented in future filings on the following page, which reflects the Staff’s comments.

DRAFT

RIBBON COMMUNICATIONS INC.

Consolidated Statements of Operations

(in thousands, except percentages and per share amounts)

	Year ended December 31,
	2020	2019
Revenue:
Product	$467,912	$262,030
Service	375,883	301,081
Total revenue	843,795	563,111

Cost of revenue:
Product	204,772	95,774
Service	145,916	112,680
Amortization of acquired technology	42,290	37,573
Total cost of revenue	392,978	246,027

Gross profit	450,817	317,084

Operating expenses:
Research and development	194,525	141,060
Sales and marketing	139,318	106,310
General and administrative	63,286	53,870
Amortization of acquired intangible assets	18,620	11,652
Impairment of goodwill	-	164,300
Acquisition-, disposal- and integration-related	17,164	12,953
Restructuring and related	16,235	16,399
Total operating expenses	449,148	506,544

Income (loss) from operations	1,669	(189,460)
Interest expense, net	(21,042)	(3,877)
Other income, net	112,690	70,444

Income (loss) before income taxes	93,317	(122,893)
Income tax provision	(4,726)	(7,182)

Net income (loss)	$88,591	$(130,075)

Earnings (loss) per share:
Basic	$0.64	$(1.19)
Diluted	$0.61	$(1.19)

Weighted average shares used to compute earnings (loss) per share:
Basic	138,967	109,734
Diluted	144,650	109,734

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures. If you have any questions regarding the responses to the comments above or require additional information, please contact me at (972) 692-1809 or via email at mlopez@rbbn.com.

Sincerely,

/s/ Miguel A. Lopez
Miguel A. Lopez
Chief Financial Officer

cc:	Patrick Macken, Executive Vice President, Chief Legal Officer and Corporate Secretary, Ribbon Communications Inc.
David W. Ghegan, Partner, Troutman Pepper Hamilton Sanders LLP
Betty L. Segaar, Partner, Troutman Pepper Hamilton Sanders LLP